

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 21, 2008

via U.S. mail

Mr. Wayne Anderson, President
Adventure Energy, Inc.
33 6th Street South
Suite 600
St. Petersburg, Florida 33701

> **Re: Adventure Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 29, 2008**
> **File No. 333-154799**

Dear Mr. Anderson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

1.   Include a risk factor regarding the fact that your counsel is a selling shareholder.

Selling Shareholders, page 14

2.   We note that your registration statement covers the resale of common shares that are being offered by affiliates of your Company. Generally, we view resale

transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under this rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements because you are not eligible to conduct a primary offering on Form S-3. Please revise your registration statement to price your shares and disclose that the affiliates and any underwriter will conduct this offering at the fixed price for the duration of the offering. Revise your prospectus accordingly, including your cover page, summary, selling shareholders, and plan of distribution sections. If you disagree with our analysis, please advise the Staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is not subject to rule 415.

3.   Please provide the date of the private placement in which the selling shareholders received the shares they are offering for resale. Further, please explain to us why disclosure of such individual private placement does not appear in your Item 15 disclosure on page 31.

Management, page 28

4.   Provide the business experiences of your officers and directors without any gaps or ambiguities over the past five years, including their principal occupations and employment. Make clear the principal business of any corporation or other organizations in which such occupations or employment were carried on. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 29

5.   Provide total amounts showing the aggregate amount and percentage of securities owned by officers, directors and certain beneficial owners as a group as provided for in Item 403 of Regulation S-K.

Exhibits

Articles of Incorporation

6.   We note Article 8 of your Articles of Incorporation which states, "All of the shares of stock of this Corporation may be subject to a Shareholders' Restrictive Agreement containing numerous restrictions on the rights of shareholders of the Corporation and transferability of the shares of stock of the Corporation. A copy of the Shareholders' Restrictive Agreement, if any, is on file at the principal office of the Corporation." Include a discussion of this Article 8 in the description of your securities. Include in such discussion a statement as to the existence of any

such agreement. If such agreement exists, include it as an exhibit to your
registration statement. Further, include a risk factor regarding such agreement.

Signatures, page 35

7.   Provide the signature of your principal accounting officer or controller as required
by Form S-1.

Engineering Comments

Risk Factors, page 7

As properties are in the exploration stage, there can be no assurance that we will establish
commercial discoveries on the properties, page 7

8.   We note your statement "Our properties are in the exploration stage only and
while we have proven reserves on the properties, we have not yet begun
production. We may not establish commercial discoveries on any of the
properties." Please provide to us support for your claim to proved reserves here.
Note that proved reserves must have the expectation of recovery of economic
hydrocarbon quantities with reasonable certainty.

Description of Property, Page 22

Leased Acreage for Drilling Program, page 23

9.   We note your table of lease holdings. Please clarify the "lease price" column by
explaining these values, i.e. "$3,$1,$1".

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or Mike Karney at (202) 551-3847 with any other questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: R. Winfrey
J. Madison
M. Karney

<u>Via facsimile</u>
Richard A. Friedman, Esq.
(202) 930-9725